Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter and nine month period ended December 31, 2022 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S.No	Name of the Company

Subsidiaries
1	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Formulations Limited
5	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6	Dr. Reddy's Laboratories SA
7	Idea2Enterprises (India) Private Limited
8	Imperial Credit Private Limited
9	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10	Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Pharmaceutical Services Limited
13	beta Institut gemeinnützige GmbH

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy's Laboratories Chile SPA.
21	Dr. Reddy’s Laboratories (EU) Limited
22	Dr. Reddy’s Laboratories Inc.
23	Dr. Reddy's Laboratories Japan KK
24	Dr. Reddy’s Laboratories Kazakhstan LLP
25	Dr. Reddy’s Laboratories LLC, Ukraine
26	Dr. Reddy's Laboratories Louisiana LLC
27	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28	Dr. Reddy’s Laboratories New York, LLC
29	Dr. Reddy's Laboratories Philippines Inc.
30	Dr. Reddy’s Laboratories (Proprietary) Limited
31	Dr. Reddy's Laboratories Romania S.R.L.
32	Dr. Reddy's Laboratories SAS
33	Dr. Reddy's Laboratories Taiwan Limited
34	Dr. Reddy's Laboratories (Thailand) Limited
35	Dr. Reddy’s Laboratories (UK) Limited
36	Dr. Reddy’s New Zealand Limited
37	Dr. Reddy's Research and Development B.V.
38	Dr. Reddy’s Srl
39	Dr. Reddy's Venezuela, C.A.
40	Lacock Holdings Limited
41	Dr. Reddy’s Laboratories LLC, Russia
42	Promius Pharma LLC
43	Reddy Holding GmbH
44	Reddy Netherlands B.V.
45	Reddy Pharma Iberia SAU
46	Reddy Pharma Italia S.R.L
47	Reddy Pharma SAS
48	Nimbus Health GmbH

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

/s/ Shankar Srinivasan
per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 23213271BGSEFB8138

Place: Hyderabad Date: January 25, 2023

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

 STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2022

				All amounts in Indian Rupees millions
		Quarter ended		Nine months ended			Year ended
Sl. .		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Revenue from operations
	a) Net sales/income from operations	66,353	61,632	51,031	1,76,165	1,54,460	2,05,144
	b) License fees and service income	1,346	1,425	2,166	6,745	5,563	9,247
	c) Other operating income	199	261	186	635	680	1,061
	Total revenue from operations	67,898	63,318	53,383	1,83,545	1,60,703	2,15,452
2	Other income	587	408	558	9,170	3,692	4,844
3	Total income (1 + 2)	68,485	63,726	53,941	1,92,715	1,64,395	2,20,296
4	Expenses
	a) Cost of materials consumed	12,891	6,688	7,605	31,470	26,976	43,124
	b) Purchase of stock-in-trade	9,160	8,089	10,819	26,004	30,868	34,837
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,037)	3,693	(277)	123	(2,400)	(3,539)
	d) Employee benefits expense	11,732	11,517	9,563	33,706	29,132	38,858
	e) Depreciation and amortisation expense	3,237	3,092	2,942	9,347	8,722	11,652
	f) Impairment of non-current assets	134	25	47	159	1,885	9,304
	g) Finance costs	418	309	216	1,074	643	958
	h) Selling and other expenses	16,633	14,317	13,469	43,933	41,142	55,191
	Total expenses	52,168	47,730	44,384	1,45,816	1,36,968	1,90,385
5	Profit before tax and before share of equity accounted investees(3 - 4)	16,317	15,996	9,557	46,899	27,427	29,911
6	Share of profit of equity accounted investees, net of tax	60	140	185	294	598	703
7	Profit before tax (5+6)	16,377	16,136	9,742	47,193	28,025	30,614
8	Tax expense/(benefit):
	a) Current tax	3,096	3,674	1,914	3,865	4,949	11,013
	b) Deferred tax	842	1,320	735	7,857	2,221	(2,224)
9	Net profit after taxes and share of profit of associates (7 - 8)	12,439	11,142	7,093	35,471	20,855	21,825
10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(69)	(112)	(1,243)	(743)	(2,587)	(3,568)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(31)	-	-	(31)	293	305
	b) (i) Items that will be reclassified subsequently to profit or loss	2,404	(189)	62	(920)	(143)	653
	(ii) Income tax relating to items that will be reclassified to profit or loss	(600)	(320)	(57)	648	39	(288)
	Total other comprehensive income	1,704	(621)	(1,238)	(1,046)	(2,398)	(2,898)
11	Total comprehensive income (9 + 10)	14,143	10,521	5,855	34,425	18,457	18,927
12	Paid-up equity share capital (face value Rs. 5/- each)	833	832	832	833	832	832
13	Other equity						1,91,292
14	Earnings per equity share (face value Rs. 5/- each)
	Basic	74.91	67.13	42.75	213.68	125.74	131.57
	Diluted	74.76	66.98	42.65	213.23	125.43	131.21
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended		Nine months ended			Year ended
Sl.		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,304	8,230	9,016	26,797	28,183	37,499
	b) Global Generics	59,276	56,009	44,565	1,59,656	1,33,288	1,79,647
	c) Others	702	755	1,418	2,195	3,788	4,561
	Total	70,282	64,994	54,999	1,88,648	1,65,259	2,21,707
	Less: Inter-segment revenue	2,384	1,676	1,616	5,103	4,556	6,255
	Total revenue from operations	67,898	63,318	53,383	1,83,545	1,60,703	2,15,452

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,413	235	1,641	2,763	5,444	6,834
	b) Global Generics	38,254	36,568	25,732	99,221	76,440	1,03,270
	c) Others	430	447	1,243	1,374	3,223	3,749
	Total	40,097	37,250	28,616	1,03,358	85,107	1,13,853
	Less: Selling and other un-allocable expenditure/(income), net	23,721	21,114	18,874	56,166	57,082	83,239
	Total profit before tax	16,377	16,136	9,742	47,193	28,025	30,614

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter and nine month ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively representing government grants has been accounted for as a reduction from cost of material consumed.

3	Included in “Selling and other expenses” for the quarter ended 31 December 2022, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

4	On 23 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	During the quarter ended 30 June 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised a reduction in current tax liability of Rs. 4,768 million with a corresponding increase in the deferred tax liability.

7	License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. The aforesaid transactions pertain to Company’s Global Generics and Others segment.

8	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;

b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;

c) Rs. 174 million relating to other intang©ble assets.

DR. REDDY'S LABORATORIES LIMITED

9	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as “Impairment of non-current assets” and Rs. 92 million (U.S.$ 1.25 million) as “selling and other expenses”] was recognised during the nine months ended 31 December 2021. The said expense forms part of the Company’s Others segment.

10	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

12	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

13	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

14	The results for the quarter and nine months ended 31 December 2022 were subject to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director